ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-202524
Dated March 18, 2015

HSBC USA Inc. Return Optimization Securities
Linked to the iShares® MSCI Emerging Markets ETF due on or about April 29, 2016

Optimization

Investment Description

These Return Optimization Securities Linked to the iShares® MSCI Emerging Markets ETF (the "Index Fund") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC"), which we refer to as the "Securities." The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Index Fund Return is equal to or greater than zero, HSBC will repay the Principal Amount at maturity, and will pay a return equal to the Multiplier of 3 times the Index Fund Return, up to the Maximum Gain, which will be set on the Trade Date and is expected to be between 15.8% and 17.3%. If the Index Fund Return is less than zero, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Index Fund Return. **Investing in the Securities involves significant risks. You will not receive interest or dividend payments during the term of the Securities. You may lose some or all of your Principal Amount. Any payment on the Securities, including any repayment of principal at maturity, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❑ **Enhanced Growth Potential Up to the Maximum Gain:** If the Index Fund Return is greater than zero, HSBC will repay your Principal Amount at maturity plus a return equal to the Index Fund Return multiplied by the Multiplier, up to the Maximum Gain. If the Index Fund Return is negative, investors will be exposed to the downside market risk of the Index Fund at maturity.

❑ **Full Downside Market Exposure:** If the Index Fund Return is negative, investors will be exposed to the full downside performance of the Index Fund and HSBC will pay less than the full Principal Amount at maturity, resulting in a loss of principal that is proportionate to the Index Fund's decline. Accordingly, you could lose some or all of the Principal Amount. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	March 26, 2015
Settlement Date	March 31, 2015
Final Valuation Date[2]	April 25, 2016
Maturity Date[2]	April 29, 2016

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] See page 4 for additional details.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES HAVE THE FULL DOWNSIDE MARKET RISK OF THE INDEX FUND, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-1 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC USA Inc. is offering Return Optimization Securities Linked to the iShares® MSCI Emerging Markets ETF. The Securities are offered at a minimum investment of 100 Securities at the price to public described below. The indicative Maximum Gain range for the Securities is listed below. The actual Maximum Gain and Initial Price for the Securities will be determined on the Trade Date.

Underlying Index Fund	Multiplier	Maximum Gain	Initial Price	CUSIP	ISIN
iShares® MSCI Emerging Markets ETF	3	15.8% to 17.3%	•	40434G874	US40434G8740

See "Additional Information About HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated March 5, 2015, the accompanying prospectus supplement dated March 5, 2015, the accompanying ETF Underlying Supplement dated March 5, 2015 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 13 for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is expected to be between $9.60 and $9.80 per Security, which will be less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 5 of this document for additional information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Us
Per Security	$10.00	$0.20	$9.80
Total	•	•	•

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.

HSBC Securities (USA) Inc.

Additional Information About HSBC USA Inc. and the Securities

This free writing prospectus relates to the offering of Securities linked to the Index Fund. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Index Fund, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Securities relates to the Index Fund, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus will control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 5 of this free writing prospectus and in "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including the ETF Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the ETF Underlying Supplement, the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ◆ ETF Underlying Supplement dated March 5, 2015:
   http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm
- ◆ Prospectus supplement dated March 5, 2015:
   http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
- ◆ Prospectus dated March 5, 2015:
   http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 5, 2015, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 5, 2015 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 5, 2015.

Investor Suitability

The Securities may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You can tolerate a loss of all or a substantial portion of your Principal Amount and are willing to make an investment that has the same downside market risk as the Index Fund.

♦ You believe the Index Fund will appreciate over the term of the Securities, but will not appreciate by more than the Maximum Gain.

♦ You understand and accept that your potential return is limited by the Maximum Gain and you would be willing to invest in the Securities if the Maximum Gain was set equal to the bottom of the range listed on the cover hereof (the actual Maximum Gain will be determined on the Trade Date).

♦ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the Index Fund or on the stocks included in the Index Fund.

♦ You seek an investment with returns based on the performance of emerging markets companies.

♦ You are willing to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.

♦ You are willing to assume the creditworthiness of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You cannot tolerate a loss of all or a substantial portion of your Principal Amount, and you are not willing to make an investment that has the same downside market risk as the Index Fund.

♦ You believe that the price of the Index Fund will decline during the term of the Securities and is likely to close below the Initial Price on the Final Valuation Date, or you believe the Index Fund will appreciate over the term of the Securities by more than the Maximum Gain.

♦ You require an investment designed to provide full return of principal at maturity.

♦ You seek an investment that participates in the full appreciation of the Index Fund or that has unlimited returns, or you would not be willing to invest in the Securities if the Maximum Gain was set equal to the bottom of the range listed on the cover hereof (the actual Maximum Gain will be determined on the Trade Date).

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You seek current income from your investment or prefer to receive the dividends paid on the Index Fund or on the stocks included in the Index Fund.

♦ You do not seek an investment with returns based on the performance of emerging markets companies.

♦ You are unable or unwilling to hold the Securities to maturity or you seek an investment for which there will be an active secondary market.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also carefully review "Key Risks" beginning on page 5 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Security.
Principal Amount	$10.00 per Security.
Term	Approximately 13 months
Trade Date[1]	March 26, 2015
Settlement Date[1]	March 31, 2015
Final Valuation Date	April 25, 2016, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.
Maturity Date	April 29, 2016, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.
Index Fund	iShares® MSCI Emerging Markets ETF (Ticker: EEM)

Payment at Maturity (per $10 Principal Amount Security)[2]	You will receive a cash payment at maturity linked to the performance of the Index Fund during the term of the Securities.
	
	If the Index Fund Return is equal to or greater than zero, HSBC will pay you an amount in cash equal to the lesser of:
	    (A) $10 + ($10 × Index Fund Return × Multiplier); and
	    (B) $10 + ($10 × Maximum Gain).
	
	If the Index Fund Return is negative, HSBC will pay you a cash payment at maturity less than the Principal Amount of $10 per Security, if anything, resulting in a loss of principal that is proportionate to the negative Index Fund Return, equal to:
	    $10 + ($10 × Index Fund Return)

Multiplier	3
Maximum Gain	Between 15.8% and 17.3%. The actual Maximum Gain will be determined on the Trade Date.
Index Fund Return	$\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price	The Official Closing Price of the Index Fund on the Trade Date.
Final Price	The Official Closing Price of the Index Fund on the Final Valuation Date.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the closing price of the Index Fund on such scheduled trading day, as determined by the Calculation Agent and based upon the value displayed on Bloomberg Professional® service page "EEM UP <EQUITY>"or on any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the Calculation Agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
CUSIP / ISIN	40434G874 / US40434G8740
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Estimated Initial Value	The Estimated Initial Value of the Securities will be less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — ˙The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

Investment Timeline



The Initial Price is determined. The Maximum Gain is set.

The Final Price and Index Fund Return are determined as of the Final Valuation Date.

If the Index Fund Return is equal to or greater than zero, HSBC will pay you a cash payment per Security that provides you with your $10 Principal Amount plus a return equal to the Index Fund Return *multiplied* by the Multiplier, subject to the Maximum Gain. Your payment at maturity per $10.00 Principal Amount Security will be equal to the lesser of:

    (A) $10 + ($10 × Index Fund Return × Multiplier); and
    (B) $10 + ($10 × Maximum Gain).

If the Final Price is less than the Initial Price on the Final Valuation Date, HSBC will pay you a cash payment at maturity that will be less than the Principal Amount of $10 per Security, resulting in a loss of principal that is proportionate to the negative Index Fund Return, equal to:

 $10 + ($10 × Index Fund Return).

Under these circumstances, you could lose some or all of the Principal Amount of your Securities depending on how much the price of the Index Fund decreases over the term of the Securities.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

---

[1] Expected. In the event any change is made to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] Payment at maturity and any repayment of principal is provided by HSBC USA Inc., and therefore is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss** – The Securities differ from ordinary debt securities in that the Issuer will not necessarily pay the full Principal Amount of the Securities at maturity. HSBC will only pay you an amount that is equal to or greater than the Principal Amount of your Securities if the Final Price is greater than or equal to the Initial Price and only at maturity. If the Final Price is below the Initial Price, you will lose 1% of the Principal Amount for each 1% that the Final Price is less than the Initial Price. Accordingly, if the Index Fund Return is negative, the amount of cash you receive will be less than the Principal Amount, resulting in a loss of some or all of the Principal Amount in an amount proportionate to the negative Index Fund Return.

♦ **Limited Return at Maturity** – The return on the Securities at maturity is subject to the Maximum Gain. If the Index Fund Return times the Multiplier is greater than the Maximum Gain, the return on the Securities will be limited to the Principal Amount multiplied by the Maximum Gain and you will not benefit from any further appreciation of the Index Fund.

♦ **The Multiplier Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Multiplier or the Securities themselves, and the return you realize may be less than the Multiplier times the Index Fund's return, even if such return is positive and is less than the Maximum Gain. You can receive the full benefit of the Multiplier, subject to the Maximum Gain, only if you hold your Securities to maturity.

♦ **The Amount Payable on the Securities Is Not Linked to the Price of the Index Fund at Any Time Other Than on the Final Valuation Date** – The Final Price will be based on the Official Closing Price of the Index Fund on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Index Fund appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Index Fund prior to such decrease. Although the actual price of the Index Fund on the Maturity Date or at other times during the term of the Securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Index Fund on the Final Valuation Date. You may have to sell the Securities at a loss relative to your initial investment even if the price of the Index Fund at that time is above the Initial Price.

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any** – The Estimated Initial Value of the Securities will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We will determine the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less than the Price to Public** – The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Index Fund and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately seven months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

♦ **No Interest Payments** – HSBC will not make any interest payments with respect to the Securities.

♦ **Owning the Securities Is Not the Same as Owning the Index Fund or the Stocks Comprising the Index Fund's Underlying Index** – The return on your Securities may not reflect the return you would realize if you actually owned the Index Fund or the stocks included in the Index Fund. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Index Fund or the stocks included in the Index Fund would have. The Index Fund Return excludes any cash dividend payments paid on the securities held by the Index Fund.

♦ **The Securities Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities and you could lose your entire investment.

♦ **The Securities Lack Liquidity** – The Securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the Securities. This price, if any, will exclude any fees or commissions paid when the Securities were purchased and therefore will generally be lower than your purchase price.

♦ **Potential Conflict of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks comprising the Index Fund, which could affect the price of such stocks or the price of the Index Fund and thus, may present a conflict between the obligations of HSBC, UBS Financial Services Inc. and you, as a holder of the Securities. Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the Final Price as well as whether to postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Index Fund or the price of the stocks included in the Index Fund, and therefore, the market value of the Securities.

♦ **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Index Fund; the volatility of the Index Fund; dividends paid on the stocks included in the Index Fund; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. If you sell the Securities prior to maturity, you may have to sell them at a loss relative to your initial investment even if the price of the Index Fund at that time is above the Initial Price.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in the stocks comprising the Index Fund or in futures, options, exchange-traded funds or other derivative products on stocks comprising the Index Fund, may adversely affect the market value of the stocks comprising the Index Fund, the price of the Index Fund, and, therefore, the market value of your Securities.

♦ **There Is Limited Anti-Dilution Protection** – For certain events affecting the Index Fund, such as stock splits or extraordinary dividends, the Calculation Agent may make adjustments to the Final Price which may affect your Payment at Maturity. However, the Calculation Agent is not required to make an adjustment for every corporate action that affects the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the Final Price, the market price of the Securities and the Payment at Maturity may be materially and adversely affected.

♦ **An Index Fund and Its Underlying Index Are Different** – The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

♦ **The Index Fund Is Subject to Management Risk** – The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the Index Fund's underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

♦ **Non-U.S. Securities Markets Risks:** The Index Fund holds stocks that are issued by non-U.S. companies and are traded on various non-U.S. exchanges. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than stocks issued by U.S. companies and listed on U.S. exchanges. The foreign securities held by the Index Fund may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Index Fund and, as a result, the value of the Securities.

♦ **The Securities Are Subject to Emerging Markets Risk –** An investment in the Securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

♦ **Exchange Rate Risk –** Because the Index Fund will hold stocks denominated in foreign currencies, changes in certain currency exchange rates may negatively impact the Index Fund's returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or international political or economic developments. Therefore, exposure to exchange rate risk may adversely impact the performance of the Index Fund, and therefore reduce the payments on the Securities.

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid cash-settled executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled executory contracts. Because of the uncertainty regarding the tax treatment of the Securities, we urge you to consult your tax advisor as to the tax consequences of your investment in a Security.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of the Securities is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "What Are the Tax Consequences of the Securities?" beginning on page 10 of this free writing prospectus and the discussion under "U.S. Federal Income Tax Considerations" in the prospectus supplement.

Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Index Fund relative to the Initial Price. We cannot predict the Final Price of the Index Fund. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Principal Amount

The following scenario analysis and examples assume an Initial Price of $40.00 and a Maximum Gain of 16.55% (the actual Initial Price and Maximum Gain will be determined on the Trade Date), and reflect the Multiplier of 3.

Example 1 — The price of the Index Fund increases from an Initial Price of $40.00 to a Final Price of $41.60. The Index Fund Return is calculated as follows:

$$($41.60 – $40.00) / $40.00 = 4.00\%$$

Because the Index Fund Return is greater than zero, the Payment at Maturity for each $10.00 Principal Amount of Securities is calculated as the lesser of:

    (A) $10.00 + ($10.00 × Index Fund Return × Multiplier), and
    (B) $10.00 + ($10.00 × Maximum Gain)

        = the lesser of (A) $10.00 + ($10.00 × 4.00% × 3) and (B) $10.00 + ($10.00 × 16.55%)
        = the lesser of (A) $10.00 + ($10.00 × 12.00%) and (B) $10.00 + ($10.00 × 16.55%)
        = $10.00 + $1.20
        = $11.20

Because the Index Fund Return of 4.00% multiplied by the Multiplier is less than the hypothetical Maximum Gain of 16.55%, at maturity, for each $10.00 Principal Amount of Securities, HSBC will pay you $11.20, resulting in a total return on the Securities of 12.00% per $10.00 Principal Amount.

Example 2 — The price of the Index Fund increases from an Initial Price of $40.00 to a Final Price of $48.00. The Index Fund Return is calculated as follows:

$$($48.00 – $40.00) / $40.00 = 20.00\%$$

Because the Index Fund Return is greater than zero, the Payment at Maturity for each $10.00 Principal Amount of Securities is calculated as the lesser of:

    (A) $10.00 + ($10.00 × Index Fund Return × Multiplier), and
    (B) $10.00 + ($10.00 × Maximum Gain)

        = the lesser of (A) $10.00 + ($10.00 × 20.00% × 3) and (B) $10.00 + ($10.00 × 16.55%)
        = the lesser of (A) $10.00 + ($10.00 × 60.00%) and (B) $10.00 + ($10.00 × 16.55%)
        = $10.00 + ($10.00 × 16.55%)
        = $10.00 + $1.655
        = $11.655

Because the Index Fund Return of 20.00% multiplied by the Multiplier is greater than the hypothetical Maximum Gain of 16.55%, at maturity, for each $10.00 Principal Amount of Securities, HSBC will pay you $11.655, the maximum payment on the Securities, resulting in a total return on the Securities of 16.55% per $10.00 Principal Amount.

Example 3 — The price of the Index Fund decreases from an Initial Price of $40.00 to a Final Price of $32.00. The Index Fund Return is calculated as follows:

$$($32.00 – $40.00) / $40.00 = -20.00\%$$

Because the Index Fund Return is negative, at maturity, for each $10.00 Principal Amount of Securities HSBC will pay you an amount equal to the Principal Amount reduced by 1% for every 1% by which the Index Fund declines, and the Payment at Maturity is calculated as follows:

        $10.00 + ($10.00 × Index Fund Return)
        = $10.00 + ($10.00 × -20.00%)
        = $10.00 - $2.00
        = $8.00

In this scenario, the total loss on the Securities is 20.00% per $10.00 Principal Amount.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount.

Hypothetical Final Price*	Hypothetical Index Fund Return	Multiplier	Hypothetical Payment at Maturity	Hypothetical Return on Securities[1]
80.00	100.00%	3	$11.655	16.55%
76.00	90.00%	3	$11.655	16.55%
72.00	80.00%	3	$11.655	16.55%
68.00	70.00%	3	$11.655	16.55%
64.00	60.00%	3	$11.655	16.55%
60.00	50.00%	3	$11.655	16.55%
56.00	40.00%	3	$11.655	16.55%
52.00	30.00%	3	$11.655	16.55%
48.00	20.00%	3	$11.655	16.55%
44.00	10.00%	3	$11.655	16.55%
42.21	5.52%	3	$11.655	16.55%
41.60	4.00%	3	$11.200	12.00%
40.80	2.00%	3	$10.600	6.00%
40.00	0.00%	N/A	$10.000	0.00%
39.20	-2.00%	N/A	$9.800	-2.00%
38.00	-5.00%	N/A	$9.500	-5.00%
36.00	-10.00%	N/A	$9.000	-10.00%
32.00	-20.00%	N/A	$8.000	-20.00%
28.00	-30.00%	N/A	$7.000	-30.00%
24.00	-40.00%	N/A	$6.000	-40.00%
20.00	-50.00%	N/A	$5.000	-50.00%
16.00	-60.00%	N/A	$4.000	-60.00%
12.00	-70.00%	N/A	$3.000	-70.00%
8.00	-80.00%	N/A	$2.000	-80.00%
4.00	-90.00%	N/A	$1.000	-90.00%
0.00	-100.00%	N/A	$0.000	-100.00%

* The Index Fund Return excludes cash dividend payments on the stocks included in the Index Fund.

[1] This "Hypothetical Return on Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10.00 Principal Amount Security to the purchase price of $10.00 per Security.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid cash-settled executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract— Certain Notes Treated as Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled executory contracts.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the Maturity Date (if the Security was held until the Maturity Date) or on the date of sale or exchange of the Security (if the Security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in a Security will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of the Securities is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Index Fund, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"),

both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Index Fund, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Index Fund, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Index Fund, as the case may be, is or becomes a PFIC or a USRPHC.

PROSPECTIVE PURCHASERS OF THE SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES.

Description of EEM

EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of February 27, 2015, the MSCI Emerging Markets Index consisted of the following 23 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

For more information about EEM, see "The iShares® MSCI Emerging Markets ETF" beginning on page S-23 of the accompanying ETF Underlying Supplement.

Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing prices from January 1, 2008 through March 16, 2015. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of EEM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of EEM on the Final Valuation Date.

Quarter Begin	Quarter End	(Intraday) Quarterly High	(Intraday) Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$50.69	$40.63	$44.74
4/1/2008	6/30/2008	$52.42	$44.38	$45.14
7/1/2008	9/30/2008	$44.71	$30.84	$34.49
10/1/2008	12/31/2008	$34.25	$18.20	$24.94
1/2/2009	3/31/2009	$27.25	$19.85	$24.78
4/1/2009	6/30/2009	$34.84	$24.69	$32.19
7/1/2009	9/30/2009	$39.46	$30.21	$38.86
10/1/2009	12/31/2009	$42.47	$37.26	$41.46
1/4/2010	3/31/2010	$43.43	$34.98	$42.08
4/1/2010	6/30/2010	$43.98	$35.18	$37.29
7/1/2010	9/30/2010	$44.95	$36.73	$44.73
10/1/2010	12/31/2010	$48.58	$44.47	$47.60
1/3/2011	3/31/2011	$48.73	$44.24	$48.67
4/1/2011	6/30/2011	$50.41	$44.76	$47.58
7/1/2011	9/30/2011	$48.61	$34.69	$35.06
10/3/2011	12/30/2011	$43.20	$33.42	$37.93
1/3/2012	3/30/2012	$44.89	$38.20	$42.93
4/2/2012	6/29/2012	$43.74	$36.56	$39.18
7/2/2012	9/28/2012	$42.82	$37.14	$41.31
10/1/2012	12/31/2012	$44.42	$39.92	$44.35
1/2/2013	3/29/2013	$45.28	$41.72	$42.78
4/1/2013	6/28/2013	$44.26	$36.16	$38.57
7/1/2013	9/30/2013	$43.32	$36.98	$40.77
10/1/2013	12/31/2013	$43.91	$40.15	$41.77
1/1/2014	3/31/2014	$41.25	$37.06	$40.99
4/1/2014	6/30/2014	$43.98	$40.55	$43.23
7/1/2014	9/30/2014	$42.46	$37.23	$39.29
10/1/2014	12/31/2014	$45.85	$41.36	$41.56
1/1/2015*	3/16/2015*	$41.11	$37.72	$38.75

* This free writing prospectus includes information for the first calendar quarter of 2015 for the period from January 1, 2015 through March 16, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2015.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Index Fund Return, and the accelerated Maturity Date will be four business days after the accelerated Final Valuation Date. If a market disruption event exists on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover of this free writing prospectus.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the accompanying prospectus supplement.